Exhibit 99.1

On Wednesday 04 16, 2025 at 2:02PM ET

Athena Gold Completes Redomiciliation To Canada

VACAVILLE, CALIFORNIA/ ACCESS Newswire/ April 16, 2025 / Athena Gold Corporation (CSE:ATHA)(OTCQB:AHNR) ("Athena Gold" or the "Company") is pleased to announce the completion of its redomicile from the State of Delaware to the Province of British Columbia, Canada, by way of a merger into its British Columbia subsidiary, Nova Athena Gold Corp. ("Nova Athena") under section 275 of the Business Corporations Act (British Columbia), together with concurrent name change, to form the amalgamated corporation which will continue under the name "Athena Gold Corporation" (the "Resulting Issuer") (the "Redomestication").

The Redomestication was approved by the holders of the Company's common shares at its Annual General and Special Meeting (the "Meeting") held March 27, 2025, by an affirmative vote of approximately 78.75% of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.

The Company has set April 24, 2025, as the "Record Date", subject to approval of the Canadian Securities Exchange. At that time, the Resulting Issuer's common shares will commence trading on the Canadian Securities Exchange under its new ISIN/CUSIP Number. The new ISIN Number is CA04684R1055 and the new CUSIP Number is 04684R105.

Under the terms of the Agreement and Plan of Merger and Amalgamation dated February 4, 2025, the Company's shareholders will receive one common share in the capital of Nova Athena for each common share of the Company with the Resulting Issuer retaining its current name, Athena Gold Corporation, and current trading symbol "ATHA" on the Canadian Securities Exchange and on the OTCQB under trading symbol "AHNR".

As a result of the Redomestication, the Resulting Issuer's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. Prior to the Redomestication the Company's authorized capital consisted of (i) 250,000,000 common shares, of which 194,803,633 common shares were issued and outstanding and 30,490,303 common shares were reserved for issuance, consisting of an aggregate of 25,260,303 share purchase warrants and 5,230,000 stock options; and (ii) 5,000,000 preferred shares, of which none were issued. On the Record Date of April 24, 2025, the Resulting Issuer will have 238,668,850 common shares issued and outstanding including 43,865,217 common shares previously issued to acquire the Laird Lake and Oneman Lake gold projects in Ontario and 30,490,303 common shares reserved for issuance, consisting of an aggregate of 25,260,303 share purchase warrants and 5,230,000 stock options. No preferred shares will be issued. The common shares held by Athena Gold in Nova Athena will be cancelled without payment of capital.

The Company's transfer agent, Endeavor Trust Corporation ("Endeavor"), has mailed out a letter of transmittal ("Letter of Transmittal") to all registered shareholders of Athena Gold whose common shares are held in the form of physical share certificates. Registered shareholders are required to deposit their original share certificate(s), together with a duly completed Letter of Transmittal, with Endeavor. Once received, Endeavor will deliver shares in the name of the Resulting Issuer to the registered shareholder in accordance with the terms of the Letter of Transmittal. A copy of the Letter of Transmittal will be available under the Company's profile on SEDAR+ at www.sedarplus.ca or can be obtained by contacting Endeavor. If a shareholder holds their common shares through the Direct Registration System (DRS), no action is required. Shareholders who hold their common shares through an intermediary (i.e., a bank, trust, company, securities broker, trustee, or other) should contact that intermediary for instructions or questions.

Further details regarding the terms and conditions of the Redomestication are set out in the Proxy Statement dated February 4, 2025, which is available on the SEC's website at www.sec.gov and on SEDAR+ at www.sedarplus.c The Redomestication is expected, among other things, to significantly reduce Athena Gold's regulatory compliance costs, enhance its ability to access the capital markets and increase the number of potential investors.

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About Athena Gold Corporation

Athena is engaged in the business of mineral exploration and the acquisition of mineral property assets. Its objective is to locate and develop economic precious and base metal properties of merit and to conduct additional exploration drilling and studies on its projects across North America.

Athena's flagship Excelsior Springs Au-Ag project is located in the prolific Walker Lane Trend in Nevada. Excelsior Springs spans 1,675 ha and covers at least three historic mines along the Palmetto Mountain trend, where the Company is following up on a recent shallow oxide gold discovery, with drill results including 5.35 g/tAu over 33.5 m. Meanwhile, the Company's new Laird Lake project is situated in the Red Lake Gold District of Ontario, covering 4,158 hectares along more than 10 km of the Balmer-Confederation Assemblage contact, where recent surface sampling results returned up to 373 git Au. This underexplored area is road-accessible, located about 10 km west of West Red Lake Gold's Madsen mine and 34 km northwest of Kinross Gold's Great Bear project.

For further information about Athena Gold Corporation and our Excelsior Springs Gold project, please visit www.athenagoldcorp.com.

On Behalf of the Board of Directors

Koby Kushner

President and Chief Executive Officer, Athena Gold Corporation

For further information, please contact:

Athena Gold Corporation

Koby Kushner, President and Chief Executive Officer

Phone: 416-846-6164

Email: kobykushner@athenagoldcorp.com

CHF Capital Markets

Cathy Hume, CEO

Phone: 416-868-1079 x 251

Email: cathy@chfir.com

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, ''forward looking statements") within the meaning of applicable Canadian and US. securities laws. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future exploration plans, future results from exploration, and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: “believes”, “will”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, “may”, “should”, “potential”, “scheduled”, or variations of such words and phrases and similar expressions, which, by their nature, refer to future events or results that may, could, would, might or will occur or be taken or achieved. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, that there will be investor interest in future financings, market fundamentals will result in sustained precious metals demand and prices, the receipt of any necessary permits, licenses and regulatory approvals in connection with the future exploration and development of the Company's projects in a timely manner.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various risk factors as disclosed in the final long-form prospectus of the Company dated August 31, 2021.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this press release or incorporated by reference herein, except as otherwise stated.

SOURCE: Athena Gold Corp

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